UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2023

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 31, 2023, Oculis Holding AG (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities Inc. and SVB Securities, LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), in connection with the issuance and sale by the Company in a public offering of 3,500,000 ordinary shares at a public offering price of $11.50 per share, for total gross proceeds of $40.25 million (the “Offering”). All ordinary shares sold in the Offering were offered by the Company. In addition, the Company has granted the Underwriters a 30-day option to purchase up to an additional 525,000 ordinary shares at the public offering price, less underwriting discounts and commissions. The Offering is expected to close on or about June 5, 2023, subject to customary closing conditions.

The Offering was made pursuant to the Company’s effective registration statement on Form F-1 (File No. 333-272256) filed with the Securities and Exchange Commission on May 30, 2023.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, and other obligations of the parties and termination provisions. The foregoing description is not complete and does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K (the “Report”) and is incorporated by reference herein.

On May 31, 2023, the Company issued a press release announcing the pricing of the Offering. A copy of this press release is filed as Exhibit 99.1 to this Report and is incorporated by reference herein.

The information contained in this Report, including Exhibit 1.1 hereto but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-271938).

EXHIBIT INDEX

Exhibit	Description

1.1	Underwriting Agreement, dated as of May 31, 2023, among the Company, BofA Securities, Inc. and SVB Securities, LLC, as representatives of the several underwriters named therein.

99.1	Press Release dated May 31, 2023.

Forward-Looking Statements

Statements in this Report that are not strictly historical in nature, including statements regarding the Company’s expectations with respect to the closing of the Offering, are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for the Offering. For a discussion of these and other factors, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 under the caption “Risk Factors” and its subsequent reports filed with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of this Report. The Company undertakes no obligation to publicly update or revise the information in this Report, including any forward-looking statements, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: June 1, 2023	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer